Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Ordinary Shares of 27.5p each

The directors will recommend to the Annual General Meeting to be held on 27 May 2005, that a final dividend of 2.96p per ordinary share be paid on 2 June 2005. The dividend will be paid to holders of ordinary shares on the register at the close of business on 18 March 2005. The ex-dividend date will consequently be 16 March 2005.

7.375% Cumulative Irredeemable Preference Shares of £1 each

The preferential dividend at the rate of 3.6875% in respect of the six months ended 31 March 2005 will be paid on 1 April 2005 in accordance with the terms of issue to holders of preference shares on the register at the close of business on 18 March 2005. The ex-dividend date will consequently be 16 March 2005.

–ENDS–

Enquiries to:

Caroline Webb

Tel: +44 (0)20 7111 7075